CHARTERED ACCOUNTANTS MacKay LLP	1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: (604) 687-4511 Fax: (604) 687-5805 Toll Free: 1-800-351-0426 www.MacKayLLP.ca

Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Annual Report on Form 40-F of our audit report dated March 16, 2012 with respect to the consolidated financial statements of International Tower Hill Mines Ltd. (the “Company”) for the period ended December 31, 2011 and for the year ended May 31, 2011 and to the incorporation by reference of this Annual Report on Form 40-F, together with our audit report contained herein, in the Company’s Form S-8 Registration Statement (SEC File No. 333-158533).

/s/ MacKay LLP

Chartered Accountants
Vancouver, British Columbia, Canada
March 23, 2012